MMC SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-52349
NFA ID No. 0445704

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodities Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MMC Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MMC Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 23, 2018

We have served as the Company's auditor since 1989.

MMC SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 6,923,800
Receivable from affiliates	487,026,824
Fees and commissions receivable (net of allowance for doubtful accounts)	4,424,409
Receivable from clearing organization	824,557
Other	383,213
TOTAL ASSETS	**$ 499,582,803**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 1,477,731
Deferred revenue	652,342
Accrued expenses and other liabilities	481,257
Total liabilities	2,611,330
MEMBER'S EQUITY:	496,971,473
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 499,582,803

See notes to financial statements.

MMC SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

1. NATURE OF BUSINESS

MMC Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh Insurance and Investments LLC (the "Member"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing broker with the National Futures Association ("NFA").

The Company provides the following services:

- investment banking and capital markets services including advising clients on capital adequacy, raising equity capital, weather derivatives brokerage and underwriting catastrophe bonds;
- retirement, pension, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- consulting services to corporate clients for financial risk solutions through structured transactions involving risk transfer and project finance.

The Company does not hold customer securities or customer funds and clears transactions through Pershing LLC on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of the subsequent events through the issuance date of the statement of financial condition. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2017, the allowance for doubtful accounts was $379,037.

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements. The Company is not subject to federal or state tax audits as an entity separate from the Member.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company's receivable from affiliates balance of $487,026,824 is mainly comprised of interest bearing accounts. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2017, the Company's payables to affiliates balance of $1,477,731 primarily represent liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

4. CREDIT FACILITIES

MMC and certain of its subsidiaries maintain $1.5 billion multi-currency five year unsecured revolving credit facility (the "Facility") to support their liquidity needs. The Company is designated as a permitted borrower under the Facility. Subsidiary borrowings under the Facility are unconditionally guaranteed by MMC. The interest rate on this Facility is based on LIBOR plus a fixed margin which varies with MMC's credit ratings. Citibank, N.A. is Administrative Agent and Bank of America, N.A., Deutsche Bank Securities Inc. and HSBC Bank USA, N.A. are Syndication Agents for the Facility. The Facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. MMC was in compliance with these financial covenants at December 31, 2017. The Facility will expire in November 2020. There were no drawings on the Facility during the year. The Company had no borrowings outstanding under the Facility at December 31, 2017.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company's computes its net capital requirement under the alternate method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $5,130,461, which was $4,880,461 in excess of its required net capital of $250,000.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c3-1), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

* * * * * *

MMC SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017   **Schedule g**

MEMBER'S EQUITY		$ 496,971,473
NONALLOWABLE ASSETS:		
Receivable from affiliates	$ 487,026,824	
Fees and commissions receivable	4,424,409	
Other	383,213	
		491,834,446
HAIRCUTS:		
Foreign currency	6,566	
		6,566
NET CAPITAL		$ 5,130,461
NET CAPITAL REQUIRED		$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 4,880,461

MMC SECURITIES LLC
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 23, 2018

MMC Securities LLC
1166 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of MMC Securities LLC (the "Company") as of and for the year ended December 31, 2017 (on which we issued our report dated February 23, 2018, and such report expressed an unmodified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry regulated commodity futures, foreign futures, or foreign options accounts for customers, nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP